UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. )*

SUREBEAM CORP.
(Name of Issuer)

Class A Common Stock, $0.001 Par Value
(Title of Class of Securities)

86866R102

(CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 86866R102

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harris Associates Investment Trust, 36-3764846 series designated the Oakmark Small Cap Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)__ (b)__
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 1,600,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,600,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.48%
12.	TYPE OF REPORTING PERSON* IV

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1(a) Name of Issuer:	Surebeam Corp.
1(b) Address of Issuer's Principal Executive Offices:	3033 Science Park Road San Diego, CA 92121
Item 2(a) Name of Person Filing:	Harris Associates Investment Trust series designated The Oakmark Small Cap Fund
2(b) Address of Principal Business Office or, if none, Residence:	Two North LaSalle Street, Suite 500 Chicago, IL 60602-3790
2(c) Citizenship:	The filing person is a Massachusetts Business Trust.
2(d) Title of Class of Securities:	Class A Common Stock, $0.001 Par Value (the "Shares")
2(e) CUSIP Number:	86866R102
Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):	Not applicable.
Item 4 Ownership (at June 30, 2002): 4(a) By reason of advisory and other relationships with the person who owns the Shares, Harris may be deemed to be the beneficial owner of the following shares:	1,600,000 shares
4(b) Percent of Class:	9.48%
4(c) Number of shares as to which such person has: (i) sole power to vote or to direct the vote:	None
(ii) shared power to vote or to direct the vote:	1,600,000
(iii) sole power to dispose or to direct the disposition of:	0
(iv) shared power to dispose or to direct the disposition of:	1,600,000

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Item 5 Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8 Identification and Classification of Members of the Group:
Not Applicable.

Item 9 Notice of Dissolution of Group:
Not Applicable.

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: July 9, 2002

Harris Associates Investment Trust
series designated Oakmark Small Cap Fund

By:/s/ Margaret K. McLaughlin
Margaret K. McLaughlin
Senior Counsel